UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Dreyfus Alcentra Multi-Strategy Global Credit Fund, Inc.

Address of Principal Business Offices (No. & Street, City, State, Zip Code):

c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

Telephone Number (including area code): (212) 922-6400

Name and address of agent for service of process:

Jeff S. Prusnofsky, Esq.
The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

Copy to:

David Stephens, Esq.

Nicole M. Runyan, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes     ☒      No     ☐

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 2nd day of March, 2018.

DREYFUS ALCENTRA MULTI-STRATEGY GLOBAL CREDIT FUND, INC.

By:	/s/ Jeff S. Prusnofsky
	Name:	Jeff S. Prusnofsky
	Title:	Director

Attest:	/s/ Joseph M. Chioffi
	Name:	Joseph M. Chioffi
	Title:	Assistant Secretary

[Form N-8A—Signature Page]